

07002458

UNITED STATES
[ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. CURCIO 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA, FL 34231
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


CLAIRE A. GUILMETTE
Notary Public - State of Florida
My Commission Expires May 23, 2009
Commission # DD 425847

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Jere A. Berkey, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-mail jabs_39 @ hotmail.com

To The Board of Directors
Integrity Investments, Inc
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2006, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240.17a-5. I found no material inadequacies to exist. There is no need to take any corrective action to remedy any inadequacies.

The Company, while registered as a broker-dealer, never handles customer funds or securities. It is the distributor for the Valiant Funds and also is the investment advisor for the funds. All customer accounts and securities are handled directly by the funds that were audited by Cohen Fund Audit Services for the fund year ended August 31, 2006.

As more fully described in Note C (carrying value of subsidiary), and Note I (accrual of audit fees) to the financial statements, the Company is not in conformity with generally accepted accounting principles.

ACCOUNTANT'S AUDIT REPORT
February 20, 2007

In my opinion, except for the effects of the preceding notes, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2006, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modification that should be made to such data.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 20, 2006

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-mail jabs_39@ hotmail.com

February 20, 2007
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted



Jere A. Berkey, C. P. A.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2006

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 208,641	
Prepaid expenses	1,352	
TOTAL CURRENT ASSETS		$ 209,993
INVESTMENTS		
Investment in subsidiary	588,736	
TOTAL INVESTMENTS		588,736
PROPERTY AND EQUIPMENT		
Condominium office	288,555	
Office furniture and fixtures	27,404	
Office equipment	1,562	
Land	29,715	
Less: Accumulated depreciation	(46,381)	
NET PROPERTY AND EQUIPMENT		300,855
TOTAL ASSETS		$ 1,099,584

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2006

LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 2,474	
Accrued expenses	11,911	
Current portion of long-term debt	4,628	
TOTAL CURRENT LIABILITIES		$ 19,013
NON-CURRENT LIABILITIES		
Notes payable - bank	367,373	
Subordinated loan payable	303,761	
Subordinated accrued interest	3,798	
TOTAL NON-CURENT LIABILITIES		674,932
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value. 10,000,000 shares authorized, 9,589,184 issued and outstanding	958,920	
Additional paid-in capital	493,500	
Treasury stock	(140,000)	
Retained earnings (deficit)	(906,781)	
TOTAL STOCKHOLDERS' EQUITY		405,639
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,099,584

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
For the year ended December 31, 2006

REVENUES		
Commissions	$ 41,316	
Intercompany transfers	555,000	
TOTAL REVENUES		$ 596,316
EXPENSES		
Selling expenses	49,721	
General and administrative expenses	579,847	
TOTAL EXPENSES		629,568
INCOME FROM OPERATIONS		(33,252)
NON-OPERATING (INCOME) AND EXPENSE		
Dividend income	(2,891)	
Interest expense	30,083	
NET NON-OPERATING EXPENSE		27,192
(LOSS) BEFORE TAXES		(60,444)
INCOME TAXES		-
NET (LOSS)		(60,444)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(846,337)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		$ (906,781)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (60,444)	
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation expense	9,223	
Decrease in intercompany account receivable	45,000	
Increase in prepaid assets	(639)	
Decrease in accounts payable	(486)	
Increase in accrued expenses	972	
Increase in accrued interest	15,048	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 8,674
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Condominium office refinancing	(7,197)	
NET CASH (USED) BY INVESTING ACTIVITIES		(7,197)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from bank refinancing	151,544	
Principal payments on bank loans	(19,921)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		131,623
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		133,100
CASH AT BEGINNING OF YEAR		75,541
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 208,641
SUPPLEMENTAL DISCLOSURES		
Interest paid		$ 15,035
Income taxes paid		$ -

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acts as a broker-dealer and distributor for the Valiant funds, as well as other institutional funds and variable annuities.

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a 100% wholly owned subsidiary formed on September 21, 1992, to provide advisory services to the Valiant funds, a series of mutual funds that are distributed by Integrity Investments, Inc.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 150% DB for federal income tax purposes.

Income Taxes
Beginning in 1992, the Company's operations were consolidated with their wholly owned subsidiary, Integrity Management and Research, Inc., for income tax purposes. The Companies have not accrued any deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENT

The cash equivalent consists of fourteen (14) portfolios in the Valiant funds. Seven of which are money market portfolios and seven of which are U.S. Treasury income portfolios. Dividends from each of the funds are reinvested in their respective accounts. Although each portfolio's policies are designed to maintain a stable net asset value of $1.00 per share, and could change in value when interest rates change along with other outside influencing factors, the portfolio's investment managers believe that the policies and strategies used present minimal credit risks. As of December 31, 2006, the cash equivalents after dividend reinvestments are carried on the books at $62,789.

NOTE C - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent company of Integrity Management and Research, Inc., a wholly owned subsidiary. While Integrity Management was in a developmental stage from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The investment in the subsidiary is carried on the books at cost with no adjustment for cumulative losses to date. The company acts as the promoter for the Valiant Fund shares and provides shareholder services. In return, it receives payments from the subsidiary for these services. Generally accepted accounting principles require that all majority-owned subsidiaries be consolidated with the financial statements of the parent company. The failure to include the subsidiary does not adversely affect the results of Integrity Investments, Inc.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE D - INCOME TAXES

In the years ended December 31, 1992, through 2006, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset federal taxable income for subsequent years. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.

In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE E - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2006.

NOTE F - LONG-TERM SUBORDINATED LOAN PAYABLE

The Company received $125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994. The original terms of the loan specified that the principal sum of $125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due dates on the subordinated loan principal and interest. Permission was granted.

On September 27, 2006, the loan principal and accrued interest were combined for a new subordinated loan of $303,761 with interest thereon payable at the rate of 5% per annum effective with the date of this agreement. NASD approval was granted on September 28, 2006 for the latest extension until September 30, 2009.

The lender irrevocably agrees that the obligation of the Broker-Dealer with respect to the repayment of principal and interest under this agreement shall be subject to payment of all claims of present or future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

Further, Appendix D of Section Rule 15C3-1, requires the prior written approval of NASD before any repayment of a subordination agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would constitute unauthorized repayment.

Further provisions covering these agreements are contained within 17CFR240-15C3-1 to C3-3a.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE G – MORTGAGE NOTE PAYABLE

The company obtained financing from Wachovia Bank on September 15, 2003 to facilitate the purchase and remodeling of a condominium office. On December 28, 2006, the company completed the refinancing of its previous mortgage notes with The Bank of Venice. Terms of the new mortgage note are as follows:

1. Mortgage note dated December 28,2006, with The Bank of Venice, the principal sum of $372,000 and interest on the balance of the principal sum remaining unpaid from the date of this note until paid in full at a rate per annum of 7.75% until January 1, 2010 and then adjusted, and on that date every year thereafter, to a rate per annum equal to 3.00% in excess of the Treasury Index.
2. Principal and interest shall be payable in consecutive monthly installments on the first day of each month commencing February 1, 2007. Each monthly installment shall be in the amount of $2,809.83 until adjusted as provided in the note.
3. The note may be prepaid in whole or part without penalty.
4. The note is secured by a mortgage encumbering real and personal property.

NOTE H – OFFICE BUILDING ACQUISITION AND REMODELING COSTS

The Company operated from leased facilities from its inception in 1992 through January 2004. On September 15, 2003, the Company purchased a condominium office in Venice, Florida and chose to remodel the unit to better provide for the Company's operations. A certificate of occupancy was received in January 2004 and the Company moved its operation to the new location on February 1, 2004. The Company incurred additional costs of $83,000 during 2004 as they completed the planned renovation.

NOTE I – ACCRUAL OF AUDIT FEES

The company is required by the SEC and the NASD to accrue, as an expense and liability, audit fees in the years 2006 and 2005 for services that have not been performed until the following year. Generally accepted accounting principles attempt to match the effects of transactions to the periods in which they occur. The audits were not started until after the Company's year ended and, therefore, the fees should be part of the expense for the following year and not added to the expenses for the current year. For the years ended 2006 and 2005, $7500 was accrued as audit fees for services not yet performed. Although this is a deviation from generally accepted accounting principles, in my opinion the financial statements are not materially affected by this expense.

SUPPLEMENTARY

DATA

INTEGRITY INVESTMENTS, INC.
SCHEDULES OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2006

SELLING EXPENSES		
Commissions - subcontractors	$ 2,298	
Entertainment	1,535	
Advertising	1,600	
Travel and lodging	44,288	
TOTAL SELLING EXPENSES		$ 49,721
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and auditing	$ 16,960	
Bank service charges	917	
Depreciation	9,222	
Donations	1,000	
Dues and subscriptions	297	
Education, seminars and conventions	6,000	
Insurance	117,010	
Leases - equipment	6,780	
Legal	13,881	
Licenses, registration fees	2,765	
Office supplies and expense	5,857	
Office cleaning and maintenance	119	
Postage	2,116	
Printing	592	
Professional services	4,200	
Salaries - office	336,000	
Taxes - payroll	27,514	
Taxes and penalties - other	9,125	
Telephone, cable and internet	17,652	
Utilities - electric	1,840	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		$ 579,847

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2006

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$405,639
Add back: Subordinated loans		307,560
Deduct: Non-allowable assets		
Investment in subsidiary	$588,736	
Cost of property and equipment	28,966	
Allowance for depreciation	(46,381)	
Prepaid expenses	1,352	
Accounts receivable - intercompany	-	572,673
Current capital		140,526
Deduct haircuts		1,256
Net allowable capital		139,270
Required capital		25,759
Excess net capital		$113,511

SCHEDULE 2 - **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3 - **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2006

Reconciliation of computation of net capital pursuant ot Rule 15C3-1 between audited statements and unaudited statements at December 31, 2006.

	Audited	Un-audited	Difference
Total assets	$ 1,099,584	$ 1,173,594	$ (74,010)
Less total liabilities	693,945	693,399	(546)
Net worth	405,639	480,195	(74,556)
Add subordinated loans	307,560	307,560	-
Adjusted net worth	713,199	787,755	(74,556)
Less non-allowable assets			
Investment in subsidiary	588,736	588,736	-
Due from related party	-	-	-
Condominium office and land	-	-	-
Furniture and fixtures	27,404	27,404	-
Office equipment	1,562	1,562	-
Accumulated depreciation	(46,381)	(25,848)	20,533
Prepaid expenses	1,352	1,099	253
Total non-allowable	572,673	592,953	(20,280)
Current capital	140,526	194,802	(54,276)
Less: haircuts	1,256	1,256	-
Net capital	139,270	193,546	(54,276)
Required net capital	25,759	25,722	37
Excess net capital	$ 113,511	$ 167,824	$ (54,313)

Explanation of differences
The principal differences in total assets and non-allowable assets was a result of company adjustments to the condominium office property from the refinancing of the two previous mortgage notes with The Bank of Venice. A minor difference in the liabilities was due to adjustments to accrued expenses and accounts payable.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning balances September 8, 1992 (inception)	-	$ -	$ -	$ -
Stocks issued:				
9/8/92	1,000,000	$ 100,000		$ -
3/29/93	1,000,000	100,000		
6/8/93	1,000,000	100,000		
9/17/93	1,000,000	100,000	$ -	$ -
Stock issued 1993	4,000,000	400,000	$ -	$ -
Balances December 31, 1993	4,000,000	$ 400,000	-	$ (17,512)
Stocks issued:				
1/28/94	80,000	8,000		
1/28/94	150,000	15,000		
1/28/94	40,000	4,000		
1/28/94	150,000	15,000		
1/28/94	150,000	15,000		
1/28/94	250,000	25,000		
3/16/94	180,000	18,000		
4/25/94	250,000	25,000		
6/28/94	250,000	25,000		
6/28/94	400,000	40,000		
11/14/94	113,701	11,370		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
12/31/94	200,000	20,000		
12/31/94	200,000	20,000		
12/31/94	47,037	4,704		
12/31/94	10,000	1,000		
12/31/94	42,170	4,217	-	-
Stocks issued 1994	2,617,908	261,791	-	-
Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2006

Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)
Stocks issued:				
2/16/95	500,000	50,000		
2/16/95	60,000	6,000		
3/1/95	250,000	25,000		
4/30/95	100,000	10,000		
5/26/95	14,571	1,457		
6/1/95	231,715	23,172		
8/1/95	25,000	2,500		
10/25/95	100,000	10,000		
12/31/95	70,000	7,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	70,000	7,000	-	-
Stocks issued 1995	1,601,286	160,129	$ -	-
Balances December 31, 1995	8,219,194	$ 821,920	-	$ (471,544)
Stock				
2/14/96	10,000	1,000		
11/14/96	200,000	20,000	-	-
Stocks issued 1996	210,000	21,000	-	-
Balances December 31, 1996	8,429,194	$ 842,920	$ -	$ (536,446)
Stocks issued:				
3/24/97	75,000	7,500		
10/13/97	50,000	5,000		
12/9/97	18,500	1,850	-	-
Stocks issued 1997	143,500	14,350	-	-
Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2006

Balances December 31, 1997	8,572,694	$	857,270	$	-	$	(575,326)
Stock issued:							
6/16/98	16,500		1,650				
6/22/98	20,000		2,000				
6/22/98	20,000		2,000				
8/31/98	200,000		20,000		110,000		
8/31/98	20,000		2,000				
8/31/98	70,000		7,000				
10/5/98	70,000		7,000		38,500		-
Stocks issued 1998	416,500		41,650		148,500		-
Balances December 31, 1998	8,989,194	$	898,920	$	148,500	$	(721,845)
Stocks issued 1999							
10/25/99	300,000		30,000		165,000		-
Stock issued 1999	300,000		30,000		165,000		-
Balances December 31, 1999	9,289,194	$	928,920	$	313,500	$	(729,114)
Stock issued 2000							
5/24/00	300,000		30,000		180,000		
Less treasury shares purchased 5/24/00 (Repurchase cost $140,000	(200,000)		-		-		-
Net stock issued 2000	100,000		30,000		180,000		-
Balances December 31, 2000	9,389,194	$	958,920	$	493,500	$	(739,733)
Stock issued 2001	-		-		-		-
Balances December 31, 2001	9,389,194	$	958,920	$	493,500	$	(726,802)
Stock issued 2002	-		-		-		-
Balances December 31, 2002	9,389,194	$	958,920	$	493,500	$	(793,783)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2006

Balances December 31, 2002	9,389,194	$	958,920	$	493,500	$	(793,783)
Stock issued 2003	-		-		-		-
Balances December 31, 2003	9,389,194	$	958,920	$	493,500	$	(793,783)
Stock issued 2004	-		-		-		-
Balances December 31, 2004	9,389,194	$	958,920	$	493,500	$	(819,769)
Stock issued 2005	-		-		-		-
Balances December 31, 2005	9,389,194	$	958,920	$	493,500	$	(846,337)
Stock issued 2006	-		-		-		-
Balances December 31, 2006	9,389,194	$	958,920	$	493,500	$	(906,781)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2006

The following subordinated liabilities to claims of general creditors have been approved by the NASD:

	Maturity Date		12/31/2006
Subordinated loans payable	9/30/2009	$	303,761
Total loan payable		$	303,761
Subordinated accrued interest (note 1)			3,798
Total subordinated liabilities		$	307,559

Note (1): The Company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On September 28,2006, approval was received to extend the maturity date on the loan to September 30, 2009.

END

See accompanying notes.